Exhibit 99.1

GDS Reports

Second Quarter 2017 Results

GDS Holdings Limited Reports Second Quarter 2017 Results

Shanghai, China, August 8, 2017 — GDS Holdings Limited (“GDS Holdings”, “GDS” or the “Company”) (NASDAQ: GDS), a leading developer and operator of high-performance data centers in China, today announced its unaudited financial results for the quarter ended June 30, 2017.

Second Quarter 2017 Financial Highlights

•                  Net revenue increased by 42.4% year-over-year (“Y-o-Y”) to RMB336.2 million (US$49.6 million) in the second quarter of 2017 (2Q2016: RMB236.0 million).

•                  Service revenue increased by 41.7% Y-o-Y to RMB331.5 million (US$48.9 million) in the second quarter of 2017 (2Q2016: RMB234.0 million).

•                  Net loss was RMB75.7 million (US$11.2 million) in the second quarter of 2017, compared with a net loss of RMB115.4 million in the second quarter of 2016.

•                  Adjusted EBITDA (non-GAAP) increased by 111.6% Y-o-Y to RMB99.9 million (US$14.7 million) in the second quarter of 2017 (2Q2016: RMB47.2 million). See “Non-GAAP Disclosure” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

•                  Adjusted EBITDA margin (non-GAAP) increased to 29.7% in the second quarter of 2017 (2Q2016: 20.0%).

Operating Highlights

•                      Total area committed increased by 71.6% Y-o-Y to 76,541 sqm as of June 30, 2017 (June 30, 2016: 44,614 sqm).

•                      Area utilized (or revenue generating space) increased by 32.1% Y-o-Y to 42,470 sqm as of June 30, 2017 (June 30, 2016: 32,152 sqm).

•                      Area in service increased by 47.4% Y-o-Y to 71,577 sqm as of June 30, 2017 (June 30, 2016: 48,548 sqm).

•                      Commitment rate for area in service was 92.2% as of June 30, 2017 (June 30, 2016: 90.8%) and utilization rate was 59.3% as of June 30, 2017 (June 30, 2016: 66.2%).

•                      Area under construction was 38,028 sqm as of June 30, 2017 (June 30, 2016: 31,794 sqm).

•                      Pre-commitment rate for area under construction was 27.7% as of June 30, 2017 (June 30, 2016: 1.7%).

“We are pleased to report excellent growth and operational progress in the second quarter of 2017,” said Mr. William Huang, Chairman and Chief Executive Officer. “With significant demand from China’s rapid Cloud adoption, we added over 8,000 sqm (net) to our total area committed, worth about US$40 million in terms of annual recurring revenue. As previously announced, we entered into strategic partnerships with two of our most important customers, Alibaba and Tencent, that have recognized GDS as a preferred vendor. We are delighted to see the value we can deliver to our customers, which in turn further inspires our customers’ trust in us. In addition, we just delivered Phase 1 of our Shenzhen 5 data center into service a full quarter ahead of schedule. With the newly-announced Shanghai 5 and Shanghai 6 data centers added to our high-performance data center portfolio, we are rapidly proceeding with our resource development plan. Demand is accelerating for high-performance data-center solutions in China and we are well-positioned to capitalize on this momentum.”

“We continued to deliver our contract backlog and achieved strong financial results for the second quarter of 2017,” said Mr. Dan Newman, Chief Financial Officer of GDS Holdings. “Our service revenue grew by 41.7% year-over-year, driven by our impressive execution and the on-schedule delivery of our extensive contract backlog. Moreover, the scale of our business created significant operating leverage for us, reflected in our continued margin improvement with adjusted NOI margin and adjusted EBITDA margin reaching 46.5% and 29.7%, respectively, in the second quarter. Looking ahead, we will continue to drive growth by winning more orders and delivering our contract backlog while securing more financing facilities for future capacity expansion.”

Second Quarter 2017 Financial Results

Net revenue in the second quarter of 2017 was RMB336.2 million (US$49.6 million), a 42.4% increase over the second quarter of 2016 of RMB236.0 million and a 4.0% decrease over the first quarter of 2017 of RMB350.0 million. Service revenue in the second quarter of 2017 was RMB331.5 million (US$48.9 million), a 41.7% increase over the second quarter of 2016 of RMB234.0 million and a 3.5% decrease over the first quarter of 2017 of RMB343.7 million. The sequential decrease in net revenue and service revenue was mainly due to the one-time termination fee of RMB44.1 million booked in the first quarter of 2017 resulting from a churn event. Excluding the one-time termination fee, net revenue and service revenue increased by 9.9% and 10.6%, respectively, over the first quarter of 2017. The increase was mainly due to full quarter revenue contribution from additional area utilized in the previous quarter and the contribution from 4,572 sqm of net additional area utilized in the second quarter of 2017. Revenue from IT equipment sales was RMB4.7 million (US$0.7 million), compared with RMB2.0 million in the second quarter of 2016 and RMB6.4 million in the first quarter of 2017.

Cost of revenue in the second quarter of 2017 was RMB254.9 million (US$37.6 million), a 45.5% increase over the second quarter of 2016 of RMB175.1 million and a 4.5% increase over the first quarter of 2017 of RMB243.8 million. The increase over the previous quarter was mainly due to an increase in utility cost in relation to higher area utilized. Equipment cost was RMB4.0 million (US$0.6 million), compared with RMB2.0 million in the second quarter of 2016 and RMB5.1 million in the first quarter of 2017.

Gross profit was RMB81.4 million (US$12.0 million) in the second quarter of 2017, a 33.6% increase over the second quarter of 2016 of RMB60.9 million, and a 23.4% decrease over the first quarter of 2017 of RMB106.2 million. Excluding the one-time termination fee of RMB44.1 million booked in the first quarter of 2017, gross profit increased by 30.9% sequentially. The increase was mainly due to higher area utilized by customers. Gross profit margin was 24.2% in the second quarter of 2017, compared with 25.8% in the second quarter of 2016, and 20.3% in the first quarter of 2017 after excluding the one-time termination fee booked in that quarter.

Adjusted Net Operating Income (“Adjusted NOI”) (non-GAAP) is defined as gross profit excluding depreciation and amortization, accretion expenses for asset retirement costs and share-based compensation expenses allocated to cost of revenue. Adjusted NOI was RMB156.3 million (US$23.1 million) in the second quarter of 2017, a 45.7% increase over the second quarter of 2016 of RMB107.2 million and a 15.5% increase over the first quarter of 2017 of RMB135.3 million after excluding the one-time termination fee of RMB44.1 million booked in the first quarter of 2017. The increase was mainly due to higher area utilized by customers.

Adjusted NOI margin (non-GAAP) was 46.5% in the second quarter of 2017, compared with 45.4% in the second quarter of 2016, and 44.2% in the first quarter of 2017 after excluding the one-time termination fee booked in that quarter. The increase over the previous quarter excluding the one-time termination fee was mainly due to a leverage effect realized on personnel, rent and other fixed-cost components of cost of revenue as data centers ramp up.

Selling and marketing expenses, excluding share-based compensation expenses of RMB3.7 million (US$0.5 million), were RMB19.8 million (US$2.9 million) in the second quarter of 2017, a 26.6% increase over the second quarter of 2016 of RMB15.7 million (excluding share-based compensation of RMB5.1 million) and a 17.4% increase from the first quarter of 2017 of RMB16.9 million (excluding share-based compensation of RMB4.4 million). The increase over the previous quarter was primarily due to an increase in sales bonuses.

General and administrative expenses, excluding share-based compensation expenses of RMB6.4 million (US$0.9 million), were RMB41.4 million (US$6.1 million) in the second quarter of 2017, a 20.6% decrease over the second quarter of 2016 of RMB52.1 million (excluding share-based compensation of RMB50.9 million) and a 0.2% decrease from the first quarter of 2017 of RMB41.5 million (excluding share-based compensation of RMB7.3 million). The general and administrative expenses in the second quarter of 2017 stayed at the same level as the previous quarter.

Research and development costs were RMB1.2 million (US$0.2 million) in the second quarter of 2017, compared with RMB2.8 million in the second quarter 2016 and RMB1.5 million in the first quarter of 2017.

Net interest expenses for the second quarter of 2017 were RMB85.8 million (US$12.7 million), a 49.6% increase over the second quarter of 2016 of RMB57.3 million and a 9.1% increase over the first quarter of 2017 of RMB78.6 million. The increase over the previous quarter was mainly due to an increase of total debt to finance data center capacity expansion.

Foreign currency exchange loss for the second quarter of 2017 was RMB1.2 million (US$0.2 million), compared with a gain of RMB5.5 million in the second quarter of 2016 and a loss of RMB2.6 million in the first quarter of 2017.

Adjusted EBITDA (non-GAAP) is defined as net loss excluding net interest expenses, income tax benefits, depreciation and amortization, accretion expenses for asset retirement costs and share-based compensation expenses. Adjusted EBITDA was RMB99.9 million (US$14.7 million) in the second quarter of 2017, a 111.6% increase over the second quarter of 2016 of RMB47.2 million and a 25.1% increase over the first quarter of 2017 of RMB79.9 million excluding the one-time termination fee of RMB44.1 million booked in the first quarter of 2017. The increase was mainly due to higher area utilized by customers.

Adjusted EBITDA margin (non-GAAP) was 29.7% in the second quarter of 2017, compared with 20.0% in the second quarter of 2016, and 26.1% excluding the one-time termination fee booked in the first quarter of 2017. Excluding the one-time termination fee, the increase over the previous quarter was mainly due to a leverage effect realized on general and administrative expenses as well as on personnel, rent and other fixed cost components of cost of revenue as data centers ramp up.

Net loss in the second quarter of 2017 was RMB75.7 million (US$11.2 million), compared with a net loss of RMB115.4 million in the second quarter of 2016, and a net loss of RMB44.3 million in the first quarter of 2017.

Basic and diluted loss per ordinary share in the second quarter of 2017 was RMB0.10 (US$0.01), compared with RMB0.66 in the second quarter of 2016, and RMB0.06 in the first quarter of 2017.

Basic and diluted loss per American Depositary Share (“ADS”) in the second quarter of 2017 was RMB0.80 (US$0.12), compared with RMB5.32 in the second quarter of 2016, and RMB0.47 or RMB0.93 excluding the one-time termination fee in the first quarter of 2017. Each ADS represents eight Class A ordinary shares.

Sales

Total area committed at the end of the second quarter of 2017 was 76,541 sqm, compared with 44,614 sqm at the end of the second quarter of 2016 and 68,313 sqm at the end of the first quarter of 2017, an increase of 71.6% Y-o-Y and 12.0% quarter-over-quarter (“Q-o-Q”). The sales increase was driven primarily by booming Cloud adoption in China leading to higher demand from Cloud service providers, as well as significant new commitments from large Internet and financial service institution customers.

Data Center Resources

Area in service at the end of the second quarter of 2017 was 71,577 sqm, compared with 48,548 sqm at the end of the second quarter of 2016 and 61,092 sqm at the end of the first quarter of 2017, an increase of 47.4% Y-o-Y and 17.2% Q-o-Q. In the second quarter of 2017, our Shenzhen 5 Phase 1 and Chengdu 1 Phase 3 data centers came into service.

Area under construction at the end of the second quarter of 2017 was 38,028 sqm, compared with 31,794 sqm at the end of the second quarter of 2016 and 35,055 sqm at the end of the first quarter of 2017, an increase of 19.6% Y-o-Y and 8.5% Q-o-Q. In the second quarter of 2017, as previously disclosed, construction commenced on our new Shanghai 5 Phase 1 and Shanghai 6 data centers.

Commitment rate of area in service was 92.2% at the end of the second quarter of 2017, compared with 90.8% at the end of the second quarter of 2016 and 90.0% at the end of first quarter 2017. Pre-commitment rate of area under construction was 27.7% at the end of the second quarter of 2017, compared with 1.7% at the end of the second quarter of 2016 and 37.9% at the end of the first quarter 2017.

Area utilized at the end of the second quarter of 2017 was 42,470 sqm, compared with 32,152 sqm at the end of the second quarter of 2016 and 37,898 sqm at the end of the first quarter of 2017, an increase of 32.1% Y-o-Y and 12.1% Q-o-Q.

Utilization rate of area in service was 59.3% at the end of the second quarter of 2017, compared with 66.2% at the end of the second quarter of 2017 and 62.0% at the end of the first quarter 2017.

Balance Sheet

As of June 30, 2017, cash was RMB1,466.0 million (US$216.2 million). Total short-term debt was RMB700.3 million (US$103.3 million), comprised of short-term borrowings and the current portion of long-term borrowings of RMB568.1 million (US$83.8 million) and the current portion of capital lease and other financing obligations of RMB132.2 million (US$19.5 million). Total long-term debt was RMB4,785.6 million (US$705.9 million), comprised of long-term borrowings (excluding current portion) of RMB2,382.3 million (US$351.4 million), convertible bonds of RMB1,016.2 million (US$149.9 million) and the non-current portion of capital lease and other financing obligations of RMB1,387.1 million (US$204.6 million). During the second quarter of 2017, the Company obtained new debt facilities of RMB694.0 million (US$102.4 million).

Conference Call

Management will hold a conference call at 8:00 a.m. Eastern Time on Tuesday, August 8, 2017 (8:00 p.m. Beijing Time on August 8, 2017) to discuss financial results and answer questions from investors and analysts. Listeners may access the call by dialing:

United States:	1-845-675-0437
International:	+65-6713-5090
Hong Kong:	+852-3018-6771
China:	400-620-8038
Conference ID:	59060121

A telephone replay will be available approximately two hours after the call until August 15, 2017 by dialing:

United States:	1-646-254-3697
International: Hong Kong: China:	+61-2-8199-0299 +852-3051-2780 400-632-2162
Replay Access Code:	59060121

A live and archived webcast of the conference call will be available on the Company’s investor relations website at http://investors.gds-services.com.

Non-GAAP Disclosure

Our management and board of directors use adjusted NOI, adjust NOI margin, adjusted EBITDA and adjusted EBITDA margin, which are non-GAAP financial measures, to evaluate our operating performance, establish budgets and develop operational goals for managing our business. In particular, we believe that the exclusion of the expenses eliminated in calculating adjusted NOI and adjusted EBITDA can provide a useful measure of our core operating performance.

We also present these non-GAAP measures because we believe these non-GAAP measures are frequently used by securities analysts, investors and other interested parties as measures of the financial performance of companies in our industry.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools, and when assessing our operating performance, cash flows or our liquidity, investors should not consider them in isolation, or as a substitute for net loss, cash flows used in operating activities or other consolidated statements of operations and cash flow data prepared in accordance with U.S. GAAP.

We mitigate these limitations by reconciling the non-GAAP financial measure to the most comparable U.S. GAAP performance measure, all of which should be considered when evaluating our performance.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.7793 to US$1.00, the noon buying rate in effect on June 30, 2017 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all.

Statement Regarding Preliminary Unaudited Financial Information

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information.

About GDS Holdings Limited

GDS Holdings Limited (Nasdaq: GDS) is a leading developer and operator of high-performance data centers in China. The Company’s facilities are strategically located in China’s primary economic hubs where demand for high-performance data center services is concentrated. The Company’s data centers have large net floor area, high power capacity, density and efficiency, and multiple redundancy across all critical systems. GDS is carrier and cloud neutral, which enables customers to connect to all major PRC telecommunications carriers, and to access a number of the largest PRC cloud service providers, whom GDS hosts in its facilities. The Company offers colocation and managed services, including a unique and innovative managed cloud value proposition. The Company has a 16-year track record of service delivery, successfully fulfilling the requirements of some of the largest and most demanding customers for outsourced data center services in China. The Company’s base of customers consists predominantly of large Internet companies, financial institutions, telecommunications and IT service providers, and large domestic private sector and multinational corporations.

Safe Harbor

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “future,” “guidance,” “intend,” “is/are likely to,” “may,” “ongoing,” “plan,” “potential,” “target,” “will,” and similar statements. Among other things, statements that are not historical facts, including statements about GDS Holdings’ beliefs and expectations regarding the growth of its businesses and its revenue for the full fiscal year, the business outlook and quotations from management in this announcement, as well as GDS Holdings’ strategic and operational plans, are or contain forward-looking statements. GDS Holdings may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause GDS Holdings’ actual results or financial performance to differ materially from those contained in any forward-looking statement, including but not limited to the following: GDS Holdings’ goals and strategies; GDS Holdings’ future business development, financial condition and results of operations; the expected growth of the market for high-performance data centers, data center solutions and related services in China; GDS Holdings’ expectations regarding demand for and market acceptance of its high-performance data centers, data center solutions and related services; GDS Holdings’ expectations regarding building, strengthening and maintaining its relationships with new and existing customers; the continued adoption of cloud computing and cloud service providers in China; risks and uncertainties associated with increased investments in GDS Holdings’ business and new data center initiatives; risks and uncertainties associated with strategic acquisitions and investments; GDS Holdings’ ability to maintain or grow its revenue or business; fluctuations in GDS Holdings’ operating results; changes in laws, regulations and regulatory environment that affect GDS Holdings’ business operations; competition in GDS Holdings’ industry in China; security breaches; power outages; and fluctuations in general economic and business conditions in China and globally and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in the GDS Holdings’ filings with the SEC, including its registration statement on Form F-1, as amended. All information provided in this press release is as of the date of this press release and are based on assumptions that GDS Holdings believes to be reasonable as of such date, and GDS Holdings does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

GDS Holdings Limited

Laura Chen

Phone: +86 (21) 5119 6989

Email: ir@gds-services.com

The Piacente Group, Inc.

Ross Warner

Phone: +86 (10) 5730-6200

Email: GDS@tpg-ir.com

Alan Wang

Phone: +1 (212) 481-2050 ext. 401

Email: GDS@tpg-ir.com

GDS HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of December 31, 2016	As of June 30, 2017
	RMB	RMB	US$

Assets
Current assets
Cash	1,811,319	1,466,013	216,248
Accounts receivable, net of allowance for doubtful accounts	198,851	308,137	45,453
Value-added-tax (“VAT”) recoverable	72,958	87,254	12,871
Prepaid expenses and other current assets	127,185	141,557	20,881
Total current assets	2,210,313	2,002,961	295,453

Property and equipment, net	4,322,891	5,631,456	830,684
Goodwill and intangible assets, net	1,433,656	1,764,387	260,260
Other non-current assets	237,006	353,919	52,206
Total assets	8,203,866	9,752,723	1,438,603

Liabilities and Shareholders’ Equity
Current liabilities
Short-term borrowings and current portion of long-term borrowings	628,478	568,139	83,805
Accounts payable	513,543	588,080	86,746
Accrued expenses and other payables	248,607	397,561	58,644
Capital lease and other financing obligations, current	88,593	132,151	19,493
Total current liabilities	1,479,221	1,685,931	248,688

Long-term borrowings, excluding current portion	1,509,676	2,382,276	351,404
Convertible bonds payable	1,040,550	1,016,160	149,892
Capital lease and other financing obligations, non-current	1,022,959	1,387,132	204,613
Other long-term liabilities	164,986	390,788	57,644
Total liabilities	5,217,392	6,862,287	1,012,241

Shareholders’ equity
Ordinary shares	260	267	39
Additional paid-in capital	4,036,959	4,063,639	599,419
Accumulated other comprehensive loss	(192,080)	(194,777)	(28,731)
Accumulated deficit	(858,665)	(978,693)	(144,365)
Total shareholders’ equity	2,986,474	2,890,436	426,362
Commitments and contingencies

Total liabilities and shareholders’ equity	8,203,866	9,752,723	1,438,603

GDS HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

	Three months ended				Six months ended
	June 30, 2016	March 31, 2017	June 30, 2017		June 30, 2016	June 30, 2017
	RMB	RMB	RMB	US$	RMB	RMB	US$

Net revenue
Service revenue	234,010	343,665	331,490	48,897	436,394	675,155	99,591
Equipment sales	2,026	6,378	4,724	697	10,741	11,102	1,638
Total net revenue	236,036	350,043	336,214	49,594	447,135	686,257	101,229
Cost of revenue	(175,138)	(243,845)	(254,853)	(37,593)	(332,034)	(498,698)	(73,562)
Gross profit	60,898	106,198	81,361	12,001	115,101	187,559	27,667

Operating expenses
Selling and marketing expenses	(20,829)	(21,256)	(23,508)	(3,468)	(34,563)	(44,764)	(6,603)
General and administrative expenses	(102,963)	(48,768)	(47,733)	(7,041)	(131,452)	(96,501)	(14,235)
Research and development expenses	(2,778)	(1,458)	(1,203)	(177)	(4,765)	(2,661)	(393)
Income (loss) from operations	(65,672)	34,716	8,917	1,315	(55,679)	43,633	6,436
Other income (expenses):
Net interest expenses	(57,329)	(78,608)	(85,755)	(12,650)	(110,292)	(164,363)	(24,245)
Foreign currency exchange gain (loss), net	5,492	(2,606)	(1,229)	(181)	4,101	(3,835)	(566)
Others, net	547	826	1,010	149	1,209	1,836	271
Loss before income taxes	(116,962)	(45,672)	(77,057)	(11,367)	(160,661)	(122,729)	(18,104)
Income tax benefits	1,543	1,367	1,334	197	6,464	2,701	398
Net loss	(115,419)	(44,305)	(75,723)	(11,170)	(154,197)	(120,028)	(17,706)
Change in redemption value of redeemable preferred shares	(27,594)	0	0	0	(57,869)	0	0
(Cumulative) Dividend on preferred shares	(1,863)	0	0	0	(3,725)	0	0
Net loss attributable to ordinary shareholders	(144,876)	(44,305)	(75,723)	(11,170)	(215,791)	(120,028)	(17,706)

Loss per ordinary share
Basic and diluted	(0.66)	(0.06)	(0.10)	(0.01)	(0.99)	(0.16)	(0.02)

Weighted average number of ordinary share outstanding
Basic and diluted	217,987,922	760,009,043	760,619,962	760,619,962	217,987,922	760,316,190	760,316,190

GDS HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended				Six months ended
	June 30, 2016	March 31, 2017	June 30, 2017		June 30, 2016	June 30, 2017
	RMB	RMB	RMB	US$	RMB	RMB	US$

Net loss	(115,419)	(44,305)	(75,723)	(11,170)	(154,197)	(120,028)	(17,706)
Foreign currency translation adjustments, net of nil tax	(66,969)	(6,274)	3,577	528	(50,576)	(2,697)	(398)
Comprehensive loss	(182,388)	(50,579)	(72,146)	(10,642)	(204,773)	(122,725)	(18,104)

GDS HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended				Six months ended
	June 30, 2016	March 31, 2017	June 30, 2017		June 30, 2016	June 30, 2017
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net loss	(115,419)	(44,305)	(75,723)	(11,170)	(154,197)	(120,028)	(17,706)
Depreciation and amortization	49,518	77,324	78,692	11,608	93,469	156,016	23,014
Amortization of debt issuance cost and debt discount	0	4,530	4,459	658	422	8,989	1,326
Share-based compensation expense	57,187	13,506	12,294	1,813	57,187	25,800	3,806
Others	(805)	(4,131)	(1,829)	(271)	(9,577)	(5,960)	(879)
Changes in operating assets and liabilities	15,392	(85,378)	(85,463)	(12,606)	(9,373)	(170,841)	(25,201)
Net cash used in operating activities	5,873	(38,454)	(67,570)	(9,968)	(22,069)	(106,024)	(15,640)

Purchase of property, plant and equipment	(144,247)	(379,970)	(362,149)	(53,420)	(317,555)	(742,119)	(109,468)
Payments related to acquisitions	(119,363)	0	(43,599)	(6,431)	(159,363)	(43,599)	(6,431)
Net cash used in investing activities	(263,610)	(379,970)	(405,748)	(59,851)	(476,918)	(785,718)	(115,899)

Net proceeds from financing activities	137,081	146,352	432,498	63,798	395,346	578,850	85,385
Net cash provided by financing activities	137,081	146,352	432,498	63,798	395,346	578,850	85,385
Effect of exchange rate changes on cash	15,650	(11,929)	(20,485)	(3,022)	13,620	(32,414)	(4,782)

Net decrease of cash	(105,006)	(284,001)	(61,305)	(9,043)	(90,021)	(345,306)	(50,936)
Cash at beginning of period	939,483	1,811,319	1,527,318	225,291	924,498	1,811,319	267,184
Cash at end of period	834,477	1,527,318	1,466,013	216,248	834,477	1,466,013	216,248

GDS HOLDINGS LIMITED

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for percentage data)

	Three months ended				Six months ended
	June 30, 2016	March 31, 2017	June 30, 2017		June 30, 2016	June 30, 2017
	RMB	RMB	RMB	US$	RMB	RMB	US$

Gross profit	60,898	106,198	81,361	12,001	115,101	187,559	27,667
Depreciation and amortization	45,030	71,288	72,609	10,710	85,806	143,897	21,226
Accretion expenses for asset retirement costs	135	153	203	30	270	356	53
Share-based compensation expenses	1,169	1,730	2,108	311	1,169	3,838	566
Adjusted NOI	107,232	179,369	156,281	23,052	202,346	335,650	49,512
Adjusted NOI margin	45.4%	51.2%	46.5%	46.5%	45.3%	48.9%	48.9%

	Three months ended				Six months ended
	June 30, 2016	March 31, 2017	June 30, 2017		June 30, 2016	June 30, 2017
	RMB	RMB	RMB	US$	RMB	RMB	US$

Net loss	(115,419)	(44,305)	(75,723)	(11,170)	(154,197)	(120,028)	(17,706)
Net interest expenses	57,329	78,608	85,755	12,650	110,292	164,363	24,245
Income tax benefit	(1,543)	(1,367)	(1,334)	(197)	(6,464)	(2,701)	(398)
Depreciation and amortization	49,518	77,324	78,692	11,608	93,469	156,016	23,014
Accretion expenses for asset retirement costs	135	153	203	30	270	356	53
Share-based compensation expenses	57,187	13,506	12,294	1,813	57,187	25,800	3,806
Adjusted EBITDA	47,207	123,919	99,887	14,734	100,557	223,806	33,014
Adjusted EBITDA margin	20.0%	35.4%	29.7%	29.7%	22.5%	32.6%	32.6%